September 4, 20008

Mr. Joseph A. Foti
Senior Assistant Chief Accountant

Dear Mr. Foti,

In response to your letter of March 18, 2008, please note the following:

Comment #	SEC Query	Lingo Media Response
20-F
1	Explanatory note is required at the beginning of the amended Form 20-F	We will provide an explanatory note that is to be inserted at the beginning of the amended Form 20-F
2
Item 11 - Qualitative and Quantitative Disclosure about market risk

●Please revise this section to include the disclosure relating to the foreign currency exchange risks required by Item 11 of 20-F.
The discussion is included in Item 11 of 2007 20-F Annual Report and the 2006 20-F Annual Report document will be re-filed, if necessary.
AUDITED FINANCIAL STATEMENTS
3	General ●Please revise audited financial statements. Audited comparative financial statements that cover the latest three financial years.	For the year ended December 31, 2007, we have changed our financial statements presentation to include 3 years of operations and cash flows. The Company will continue with this practice in the future.

4	Consolidated Statement of Cash Flow – Development Costs
●Please explain the nature of the amounts included in the development costs for 2006 and 2005 and explain how you accounted for these costs for US GAAP purposes.  Please explain why these costs are not presented as part of the operating activities.

Lingo Media continuously invests in developing new English language learning products for the China market under the existing contracts with its largest customer Peoples Education Press.  These development costs are capitalized and amortized over a period of 5 years.  Costs related to pre-operating phase of these products were capitalized for Canadian GAAP financial statements. However, for US GAAP purposes these pre-operating development costs are written off to income. Development costs related to established business are capitalized under the US GAAP. It is worth noting that capitalized development costs were reviewed by our auditor and was agreed that the criteria for deferral was met as:
-The product is clearly defined and its costs identified;
-The technical feasibility of the product has been established;
-The Management has indicated its intention to produce and market the product
-The future market for the product is clearly defined
-Adequate resources exist to complete the project.

Based on this, the direct and identifiable development costs are considered to be of investment nature rather than operating nature and consequently are reflected under the investment activities in the cash flow statement.

5
Consolidated Statement of Cash Flow – Bank Indebtedness assumed on acquisition
●Please explain why the amount is appropriately presented in accordance with CDN and US GAAP or IAS 7.

●Please explain where this amount presented on the balance sheet.

The Company acquired A Plus effective October 31, 2006 where as opening balance on the cash flow statements present January 1, 2006 bank balance. This item was included to adjust the opening balance due to acquisition of A Plus. This treatment was reviewed and approved by our auditors.

This amount is included in (netted against) the cash balance as of December 31, 2006.

6	Consolidated Statement of Cash Flow – non-cash transactions ●Please tell us where the 150,000 shares issued to the vendor and the $30,000 value assigned to the shares is included in Note 10.
The Company owed fees to certain arm’s length vendors who wished to participate in the private placement financing. Instead of obtaining a separate cheque from these vendors we made a book adjustment reducing the A/P and increasing the share capital. Shares were valued based on the private placement pricing.

This amount is included in the 3,675,000 shares for an aggregate amount of $735,000 as disclosed in Note 11.

NOTES TO AUDITED FINANCIAL STATEMENTS
7
Development Costs were expensed as incurred for US GAAP purposes:
●Please explain where these amounts are included in the reconciliation to net income under US GAAP in Note 19.

●Also, please explain to us why your response that these costs were expensed under US GAAP does not appear consistent with your prior comment that certain development costs have been capitalized under US GAAP.

The software and web development costs in the amount of $452,709 have been added back in the reconciliation to net income under US GAAP under Note 7.

There was a typographical error on previous comments. The pre-operating development costs are in fact expensed for US GAAP purposes.

8	Note 7 – Acquisition ●How the shares that were issued for the acquisition were valued – for both CDN and US GAAP? Please explain how “fair value” was determined.
The Lingo Media shares issued to the selling shareholders of A Plus were valued based on third party negotiations at that time. The implied price of $0.20 per share closely reflects the average closing price of $0.195 per share calculated based on the three days prior and three days post the effective October 1, 2006 purchase date.

9
Note 7 – Acquisition
●Please explain how many of the performance milestone shares have been issued to the selling shareholders.  Also disclose the milestones that are required to be achieved and how Lingo Media will account for these shares under both CDN and US GAAP.

Milestone shares are based on revenue and net income targets for the fiscal years ending December 2007, 2008 and 2009. If these revenue and net income targets are ever achieved the milestones shares issued will be recorded as purchase price adjustment.

The accounting treatment will be the same under both Canadian and US GAAP.

10
Note 7 – Acquisition
Goodwill
●Explain how Lingo Media considered the guidelines of SFAS No. 141 and EITF 02-07 in connection with purchase price allocation of A+.  Why no allocation to other intangibles?

In allocating the excess of consideration paid over the identifiable net assets, we considered the following items:
-Fair value of capital assets
-Fair value of premises leases
-Fair value of leasehold improvements
-Fair value of other intangibles

Capital Assets
For capital assets of A+, Lingo Media took a complete physical count of A+ capital assets for each of their offices.  Although the replacement cost of these assets is much higher than their net book value, it is the opinion of Lingo Media that the net book value reflect the fair value of the assets of A+ as significantly all of these assets are more than 5 years old.

Therefore, no amount of excess of consideration paid over the identifiable net assets is allocated to capital assets.

Leases
Although the 5 premises leases are old leases and the prevailing market prices for these leases have significantly increased as compared to A+ leases, the renewals of these leases (Options) are to be negotiated at the then market value - a 5-year lease has no real value in its 4th or 5th year particularly when it is to be renewed at market.

Therefore, no amount of excess of consideration paid over the identifiable net assets is allocated to future value of leases.

Leasehold Improvements
A+’s offices were leased (except for one) pre-built and the company did not pay for the renovations.  At the same time, other offices available for lease are also pre-built.

As A+ did not pay for the renovations, no amount of excess of consideration paid over the identifiable net assets is allocated to future value of leasehold improvements.

Other Intangibles
A+ has a list of its customers (15,000+).  This is a list of customers that has an assumed value of $1 per name ($15,000).  A+ cannot sell any product to these customers; the only value that could be assigned to this list will be as if the list is sold to a 3rd party.

As A+ has never sold these lists in the past, it is very difficult to assign any value to this asset.

Conclusion
Therefore, all amounts representing the excess of consideration paid over the identifiable net assets were allocated to Goodwill.

11	Note 10 – Capital Stock ●Please explain nature of the transaction of share issue costs as at December 31, 2005 in the amount of $115,948.
This is a typographical error where the $115,948 should have been a negative amount. The error is corrected and the document will be re-filed.

In 2005, Lingo Media raised private placement financings of approx. $735,000.  Costs associated with this financing, such as finders fees, legal fees, exchange fees etc. are allocated to capital stock as Share Issue Costs.  These costs amounted to $115,948 and there were no associated number of shares with this amount.

12	Note 10 – Capital Stock Stock Options Note ●It continues to appear that the total number of options exercised disclosed in Note 10(a)(iii) does not agree with the 1,853,897 as disclosed in Note 10(a).	This discrepancy has been corrected in 2007 audited financial statements based on the share consolidation on a basis of 1 new common share for 7 old shares.
13	Note 16 – Major Customer 20-F - Page 12 ●The revenue percentages to a major customer as disclosed on page 12 of 20-F is not consistent with Note 16.	This is a typographical error. The error has been corrected in the 2007 annual report.
14
Note 18 – Commitments
●SFAS No. 13 – Accounting policy disclosure should be revised to clarify whether rent expense associated with building and equipment operating leases is recognized on a straight line basis in accordance with paragraph 15 of SFAS No. 13 for US GAAP reconciliation.

Rent is charged on a monthly basis adjusted for operating expenses annually. Rent is expensed as incurred in accordance with SFAS No. 13.
15
Note 19 – US GAAP Reconciliation
●Please prepare a US GAAP statement in changes in stockholders’ equity.  Many other registrants elect to include these US GAAP reconciliation in notes to financial statements.

Noted. We will implement a stockholder’s equity statement in future.
16	●Please include disclosure of basic and diluted EPS calculations in accordance with US GAAP.	We will include this disclosure in the future filings.

17	●Development Costs
Lingo Media continuously invests in developing new English language learning products for China market under the existing contracts with its largest customer Peoples Education Press.  The cost of these efforts, development costs, are capitalized and amortized over a period of 5 years.  Costs related to pre-operating phase of these products were capitalized for Canadian GAAP financial statements but for US GAAP purposes these pre-operating costs are written off to income and costs related to established business are capitalized under the US GAAP.

As the products have an established market and are commercially viable, any further development costs of these products are capitalized for both Canadian and US GAAP and no adjustment is required for GAAP reconciliation.

Prior comment that these costs are capitalized is consistent with above commentary.

18	●Stock Options issued to Consultants before January 1, 2004 and after January 1, 2004
The disclosure in Note 19(b) will be corrected on a going forward basis.

Lingo Media uses Black Scholes model in calculating the fair value of Stock Options issued.  The amount of compensation is calculated based on the life of the option.

19	●Comments should also be applied to interim financial statements	Noted. These adjustments will be applied to the interim financial statements.

Please feel free to contact me at +1 (416) 927-7000 ext. 25, if you have any questions.

Yours truly,
LINGO MEDIA

/s/ Khurram Qureshi
Khurram Qureshi Chief Financial Officer